Exhibit No. 12(b)

CAROLINA POWER & LIGHT COMPANY
d/b/a PROGRESS ENERGY CAROLINAS, INC.
Computation of Ratio of Earnings to Fixed Charges and
Ratio of Earnings to Fixed Charges and Preferred Dividends Combined
For the Years Ended December 31

(dollars in millions)	2009	2008	2007	2006	2005
EARNINGS, AS DEFINED:
Net income	$514	$534	$501	$457	$493
Fixed charges, as below	212	227	223	225	205
Income attributable to noncontrolling interests, net of tax	2	–	–	–	–
Income taxes, as below	272	293	290	260	234
Total earnings, as defined	$1,000	$1,054	$1,014	$942	$932

FIXED CHARGES, AS DEFINED:
Interest on long-term debt	$197	$210	$214	$218	$191
Other interest	10	9	1	(1)	6
Imputed interest factor in rentals – charged principally to operating expenses	5	8	8	8	8
Total fixed charges, as defined	212	227	223	225	205
Preferred dividends, as defined	5	5	5	5	4
Total fixed charges and preferred dividends combined	$217	$232	$228	$230	$209

INCOME TAXES:
Income tax expense	$277	$298	$295	$265	$239
Included in AFUDC – deferred taxes in book depreciation	(5)	(5)	(5)	(5)	(5)
Total income taxes	$272	$293	$290	$260	$234

Ratio of Earnings to Fixed Charges	4.72	4.64	4.55	4.19	4.55

Ratio of Earnings to Fixed Charges and Preferred Dividends Combined	4.61	4.54	4.45	4.10	4.46